
GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

February 20, 2014

<u>Via Overnight Delivery</u>

Ms. Jane W. McCahon
Vice President – Corporate Relations & Corporate Secretary
Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

Re: <u>Notice of Intent to Nominate Directors at the Company's 2014 Annual Meeting of Shareholders</u>

Dear Ms. McCahon:

This letter is to advise you that GAMCO Asset Management Inc. ("GAMCO") hereby notifies Telephone and Data Systems, Inc. ("the Company") that it intends to nominate Philip T. Blazek and Walter M. Schenker as nominees for election, by the holders of the Company's common shares, as directors to the Board of Directors of Telephone and Data Systems, Inc. at the Company's 2014 Annual Meeting of Shareholders.

In accordance with the Company's bylaws we provide the following information concerning Mr. Philip T. Blazek

1. The nominee's name, age, principal occupation and employer.

    Philip T. Blazek, 46. President, Special Diversified Opportunities Inc.

    Business address for Special Diversified Opportunities Inc. is 500 Crescent Court, Suite 230, Dallas, TX, 75201.

2. The nominee's address and telephone number.

    10019 Rock Hill Lane, Dallas, TX, 75229. (469) 248-3743

3. A biographical profile of the nominee, including educational background and business and professional experience.

    Philip Blazek, 46, has been a principal executive, investor and investment banking advisor to companies in a range of mature and emerging growth industries. He has advised and invested in a number of telecommunications and related technology/business services companies throughout his career. Mr. Blazek has extensive experience working

1



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

with management teams regarding corporate strategy, allocation of capital, financial and strategic transactions, and business model improvements. Since 2013, he serves as President of Special Diversified Opportunities Inc. (OTC Markets: SDOI), leading the company through the sale of its operating assets and strategic alternatives to deploy the proceeds. In 2012, he was Managing Director at Korenvaes Management, a debt and equity investment fund. From 2008 through 2011, Mr. Blazek was President and Chief Investment Officer of Blazek Crow Holdings Capital, an equity small cap value investment fund he founded with the Crow Holdings Family Office. From 2005 to 2008, he was a Partner at Greenway Capital, investing and providing growth capital to small cap companies. His investment banking advisory tenure included Dresdner Kleinwort Wasserstein (formerly Wasserstein Perella) from 1996 to 2004 and the Investment Banking Division (Telecom/Media/Technology Group) of Goldman Sachs from 1991 to 1994. Mr. Blazek received an Economics degree from Harvard University in 1990 and MBA degree Harvard Business School in 1996.

GAMCO believes that Mr. Blazek's qualifications to serve on the Board of Directors include his vast financial, strategic and investment experience working with companies in a wide range of industries. GAMCO believes Mr. Blazek brings extensive investment experience and strongly supports the nomination of Mr. Blazek for election to the Board of Directors of the Company at its 2014 Annual Meeting of Shareholders.

A copy of Mr. Blazek's biographical sketch is enclosed (Exhibit A).

4. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

    We are advised that no business relationship exists between Mr. Blazek and the Company, directly or indirectly, and that Mr. Blazek would qualify under NYSE rules as an independent director.

5. The classes and number of shares of stock of the Company owned beneficially and of record by the nominee.

    At present, Mr. Blazek does not hold any shares of stock of the Company.

6. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

7. Any other information regarding the nominee that the Shareholder wishes the Board to consider in evaluating the recommended nominee.

    Mr. Blazek's written consent letter is enclosed (Exhibit B).

In accordance with the Company's bylaws we provide the following information concerning Mr. Walter M. Schenker

8. The nominee's full name, age, principal occupation and employer.

    Walter M. Schenker, 67. Sole Principal, MAZ Capital Advisors, LLC.

    Business address for MAZ Capital Advisors, LLC is 1130 Route 46, Suite 22, Parsippany, NJ, 07054.

9. The nominee's address and telephone number.

    105 Windsor Drive, Pine Brook, NJ, 07058. (973) 277-2737

10. A biographical profile of the nominees, including educational background and business and professional experience.

    Mr. Schenker has worked in the investment business for over 40 years. He worked for a number of leading brokerage/investment banks as well as money management firms. In 1999, he was one of the founders of Titan Capital Management, a registered investment advisor and hedge fund. In June 2010, after the retirement of Mr. Schenker's partner, he founded MAZ Capital Advisors where he is self-employed. Mr. Schenker has worked with public and private companies to advise and assist with raising capital. Mr. Schenker has been the lead plaintiff in securities class actions, and is knowledgeable on corporate governance issues. Mr. Schenker has served as a director of Sevcon, Inc. (NasdaqCM: SEV), a corporation engaged in the electronic controls business, since December 2013. Mr. Schenker graduated from Cornell University, with a Bachelor of Arts degree, and received a Masters in Business Administration from Columbia University.

    GAMCO believes Mr. Schenker's qualifications to serve on the Board of Directors include his experience with many aspects of public company investing including accounting, financial reporting, capital allocation, strategic transactions, corporate governance and investor relations. GAMCO strongly supports the nomination of Mr. Schenker for election to the Board of Directors of the Company at its 2014 Annual Meeting of Shareholders.

    A copy of Mr. Schenker's biographical sketch is enclosed (Exhibit C).

3



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

11. Any relationship between the nominee and the Company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the Company) and all other information necessary for the Board to determine whether the nominee meets the Board's independence standards and qualifies as independent under the NYSE rules.

> *We are advised that no business relationship exists between Mr. Schenker and the Company, directly or indirectly, and that Mr. Schenker would qualify under NYSE rules as an independent director.*

12. The classes and number of shares of stock of the Company owned beneficially and of record by the candidate.

> *At present, Mr. Schenker does not hold any shares of stock of the Company.*

13. Any other information relating to the nominee (including a written consent of the nominee to serve as a Director if elected) that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and the rules of the NYSE; and

14. Any other information regarding the nominee that the Stockholder wishes the Board to consider in evaluating the recommended nominee.

> *In 2007, TCMP3 Partners, L.P., its general partner TCMP3 Capital, LLC, its investment manager Titan Capital Management, LLC, and portfolio managers Steven E. Slawson and Walter M. Schenker agreed to a settlement with the SEC in connection with unregistered securities offerings, which are commonly referred to as "PIPEs"(Private Investment in Public Equity). The settlement was reached without admitting or denying the allegations of the complaint.*
>
> *Mr. Schenker's written consent letter is enclosed (Exhibit D).*

In addition, GAMCO provides the following information.

1. GAMCO's full name, principal occupation and employer.

> *GAMCO is a registered investment adviser to institutional and high net worth investors. GAMCO is a wholly-owned subsidiary of GAMCO Investors, Inc., a publicly-traded company. GAMCO is not acting in concert with any affiliate or other person in connection with this nomination.*

2. GAMCO's address and telephone number.

4



GAMCO
ASSET MANAGEMENT

One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

GAMCO's principal offices are located at One Corporate Center, Rye, NY 10580. (914) 921-5100.

3. The classes and number of shares of stock of the Company owned beneficially and of record by GAMCO, including, if GAMCO is not a Shareholder of record, proof of ownership of the type referred to in the SEC's proxy rules.

   As of February 20, 2014, GAMCO was the beneficial owner of 4,750,876 shares of the Company's common stock, representing 4.69% of the outstanding shares of the common stock. A copy of the most recent Schedule 13D filed on behalf of GAMCO and its affiliates, dated December 5, 2013, is enclosed (Exhibit E).

4. A description of all arrangements and understandings between GAMCO and each nominee being nominated by GAMCO and any other person or persons (including their names) pursuant to which the nominee is being recommended by the Shareholder; and

5. Any other information relating to GAMCO that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies for the election of Directors pursuant to the SEC's proxy rules and rules of the NYSE.

   There are no arrangements or understanding between GAMCO and Mr. Blazek and Mr. Schenker or others pursuant to which Mr. Blazek and Mr. Schenker are being recommended by GAMCO.

   Certain affiliates of GAMCO are beneficial owners of 1.02% of the common stock of Special Diversified Opportunities Inc., for which Mr. Blazek serves as President.

   GAMCO and its affiliates are beneficial owners, on behalf of their investment advisory clients, of 35.02% of the common stock of Sevcon, Inc., for which Mr. Schenker serves as a director.

6. Whether GAMCO intends to deliver a proxy statement and form of proxy to holders.

   GAMCO does intend to deliver a proxy statement and form of proxy. GAMCO intends to deliver a proxy statement and form of proxy to all holders of the Company's common shares and it is anticipated that certain staff members of GAMCO will participate in the solicitation.

GAMCO and the nominees agree to make available to the Board of Directors all information reasonably requested in furtherance of the evaluation of this nomination.



One Corporate Center
Rye, NY 10580-1422
t 914.921.7793
f 914.921.5384
e dgoldman@gabelli.com
e gmaldonado@gabelli.com

GAMCO
ASSET MANAGEMENT

This letter and all attachments hereto are submitted in a good faith effort to satisfy Telephone and Data Systems, Inc. requirements. Should this letter and/or any attachments hereto be deemed deficient in any way, please contact me at the above address so that any deficiency may be cured. GAMCO reserves all rights available to it under applicable law.

GAMCO intends to be present at the Annual Meeting of Shareholders in person or by proxy to nominate Mr. Blazek and Mr. Schenker to serve as directors of the Company and it intends to continue to own the shares of the Company through the date of the Annual Meeting.

Sincerely,

GAMCO Asset Management Inc.



By: David Goldman

Enclosures

DG:gm

6

Exhibit A

Philip T. Blazek, CFA, MBA

Mobile: (214) 676-6688, Email: pblazek@spdopps.com; Home: 10019 Rock Hill Lane, Dallas, TX 75229

Summary: Senior executive leader excelling in portfolio company optimization, corporate strategy, mergers & acquisitions, corporate finance, small cap investments, business development, and multi-industry best practices:

- Led high performance internal/external teams
- Trusted advisor to corporate boards/institutions
- $40B M&A/equity/credit transaction list
- Sophisticated investment analytics/research
- Led strategic roadmaps for value & growth
- Proven small cap portfolio mgmt track record
- Led financial planning & analysis models
- Effective investor relations communicator

PROFESSIONAL EXPERIENCE

Special Diversified Opportunities Inc. (formerly Strategic Diagnostics)
President, Principal Executive Officer
May 2013 – Present   Dallas, TX / Wilmington, DE

Most senior executive officer of a small cap public company (ticker: SDOI) working with its Board, senior management and outside advisors to determine the best use of the Company's cash, public company status, and highly respected 30% shareholder, including M&A of private companies.

- Evaluate private M&A candidates and lead the related negotiations/strategy/due diligence/governance.
- Lead the closing of the divestiture of the company's operating business and related operational wind down, while maintaining public company filings and service providers.

Korenvaes Management LLC (Harlan B. Korenvaes Family Office)
Managing Director
February 2012 – July 2012   Dallas, TX

$125m global equity/credit fund, managed by Harlan Korenvaes (founder of HBK) in a family office with outside family LPs. Mr. Korenvaes decided to close the fund for personal reasons.

- Initiated ideas, performed due diligence, monitored investments, and served on investment committee.

Blazek Crow Holdings Capital, LP (Trammell Crow Family Office)
Founder, President & Chief Investment Officer
August 2008 – January 2012   Dallas, TX

Managed a research-driven, long/short public equities fund, ran in-house for Crow Holdings from 9/2/08 – 12/31/09, and spun out firm with capital raised from Crow Holdings on 1/1/10. Firm grew to 5 professionals and value appreciated 74% (gross) during 38 months before fund merged into Korenvaes.

- **Fundamental Company Analytics:** Combined macro and secular growth rate views of industries, with a bottom-up analysis of specific company investments. Employed a private equity style due diligence through cultivating ongoing discussions with companies' managements, customers and other industry participants. Best long investment ideas came from contrarian value and/or growth companies in transitions. Best short ideas came from companies deemed to have unsustainable growth rates/strategic positions, poor managements, flawed/over-hyped business models, or secularly declining industries. Focused on U.S. listed companies across several industries.
- **Investment Process Management:** Led all facets of a clearly defined investment process: idea generation, research and portfolio management. Constructed the portfolio and risk management within defined exposure parameters, typically around 50% net long and less than 125% gross exposure.
- **Investor Relations/Marketing:** Presented to over 100 potential limited partners, including family offices, institutions, wealth management and fund of funds. Managed limited partner relationships and wrote investor presentations/ letters. Raised equity from six family office investors.
- **Firm Management:** Managed 4 direct reports, overseeing hiring, training, performance reviews, budgets, efficient processes, accounting/audit/regulatory/legal, and partner/vendor negotiations.
- **Outstanding Fund Performance:** Achieved an overall 13% net IRR, with 17% volatility, versus 1.5% IRR (29% volatility) for Russell 2000 and 1.4% IRR (22% volatility) for S&P 500 for the same period.
- **Family Office Endowment Model:** Performed due diligence and presented economic views to Crow senior executives regarding investment manager selection, private equity and asset allocations.

Greenway Capital, LP
Partner, Generalist Research Analyst
February 2005 – July 2008
Dallas, TX

2nd employee of a small cap equity fund founded by Steven Becker and grown to $100m AUM.

- **Trusted Advisor to Portfolio Companies:** For PIPE, "special situations" and activist investments, advised management teams regarding strategy, business plan optimization, operational improvements, cost reductions, investor relations, research coverage, capital structure and M&A. Selectively pursued change agent tactics for unlocking value, including working constructively with management teams/boards, filing 13Ds/proxies, promoting new board members, and advancing M&A.
- **Fundamental Analysis:** Cultivated relationships with senior managements and conducted extensive due diligence via various industry participants. Performed various valuation techniques and financial scenario modeling. Invested in a range of industries: technology/internet, biotech/medtech, business services, consumer/restaurants, healthcare, industrial, and transportation.
- **New Equity Injections:** Evaluated hundreds of direct equity or equity-link financings in pre-IPO, public companies (i.e. PIPEs), or special situations, sourced by cultivating relationships with C-suites/boards or via numerous placement agents. Negotiated structures and pricing for transactions.

Dresdner Kleinwort Wasserstein (formerly with predecessor, Wasserstein Perella)
July 1996 – December 2004

Co-Head of North American Investment Banking Group: Technology/Business Services
January 2001 – November 2004
Dallas, TX

- **Group Management and International Account Relationships:** Built and managed the firm's technology/business services group providing trusted advisory services for mergers & acquisitions, joint ventures, restructurings, private equity placement and debt capital markets. Cultivated senior management relationships with companies and financial buyers of all sizes throughout the U.S. and Europe. Managed a team of across a matrix organization, with direct P&L responsibilities.
- **Strategic Thought Leadership**: Advised clients on competitive strategy, "game changing" transactions, competitive consequences of disruptive technologies/strategic M&A, and valuation impacts of various industries' life cycle evolution (growth, consolidation, and secular decline).
- **International Transactions:** Executed M&A, debt and equity transactions, including European cross-border. Gained extensive experience in negotiations, leading due diligence and presenting fairness opinions, business cases and transaction analysis to managements/boards of directors/private equity.

Vice President, Investment Banking Technology Group
Sept. 1999 – Dec. 2000
San Francisco, CA

- **Start-up Technology Group:** Co-led the opening of the firm's San Francisco office and the development of its high tech industry corporate finance practice and client relationships.
- **Transaction Execution:** Managed deal teams in the origination/execution of M&A, restructuring, and public/private equity transactions.

Associate, M&A and Leveraged Finance Group
July 1996 – August 1999
Los Angeles, CA

- Managed deal teams in the origination and execution of numerous M&A, public high yield debt, public/private equity and restructuring transactions in a various sectors including consumer/restaurants, gaming, financial services, industrial, media, real estate, technology and transportation.
- Extensive experience in complex deal negotiation, financial modeling and debt covenant analysis.

James M. Hoak Capital Corp. ($150mm Private Equity Fund and Hoak Family Office)
Summer Associate in the Private Equity Group, 1995
Dallas, TX

The Goldman Sachs Group (Investment Banking Division)
January 1991 – July 1994

Senior Financial Analyst, Technology/Media/Telecom Corporate Finance Group
June 1993 – July 1994
New York, NY

- Core deal team member in a transaction execution capacity working with all the firm's product areas to deliver investment banking services, including *initial public offerings* ("IPO"), equity/debt capital markets products, derivatives, leveraged finance, M&A, principal investments and private placements.
- Produced financial models, due diligence and all presentation work product for these transactions, while managing internal transaction teams and external clients, accountants, bankers and lawyers.

Credit Analyst, Credit Group

January 1991 – May 1993   New York, NY

- Performed credit analysis, financial modeling, due diligence and rating agency presentations, in collaboration with M&A, leveraged finance and debt capital markets deal teams. Industries included financial services, consumer/restaurants, healthcare, industrial, media/telecom, retail and transportation.

EDUCATION

CFA: Chartered Financial Analyst credential earned 1996

Harvard Business School

Master in Business Administration: Finance & General Management, 1994-1996   Cambridge, MA

Teaching Fellow/Section Leader for Undergraduate Course in Micro/Macro Economics (EC 10)

Harvard University

Bachelor of Arts in Economics, *cum laude*, 1986-1990   Cambridge, MA

Senior honors thesis graded *summa cum laude* by Prof. Martin Feldstein and Prof. Gregory Mankiw

Elected Student Government Leader: Chairman of Finance Committee

Exhibit B

February 19, 2014

Ms. Jane W. McCahon
Vice President – Corporate Relations & Corporate Secretary
Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

Re: Director Nomination

Dear Ms. McCahon:

I understand that GAMCO Asset Management Inc. is nominating me for election to the
Board of Directors of Telephone and Data Systems, Inc. ("Telephone & Data"). I hereby
consent to being named as a nominee in Telephone & Data's proxy statement for its 2014
Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



Philip T. Blazek

Exhibit C

WALTER MILTON SCHENKER

PERSONAL BIOGRAPHY

ADDRESS AND CONTACT: 105 Windsor Drive
Pine Brook, NJ 07058
wschenker@mazpartners.com (E-mail)
973-277-2737 (Home)
973-641-5643 (Cell)
973-829-1335 (Work)

EDUCATION: Bachelor of Arts Degree
   Cornell University, College of Arts & Science, 1969
Master of Business Administration
   Columbia University Graduate School of Business, 1971
   Finance Major

CURRENT EMPLOYMENT: MAZ Capital Advisors LLC 2010-Present
   1130 Route 46, Suite 22, Parsippany, New Jersey, 07054
   Sole Principal

PRIOR EXPERIENCE: 1999-2010 - Titan Capital Management, LLC
   Primarily a hedge fund operating as TCMP3 Partners, LP
   One of three founders and Principals
   Only one down year and significantly outperformed S&P 500
   Partner retired in June 2010
1983-1999 - Worked at a series of buy side firms:
   Steinhardt Partners (hedge fund)
   Bear Stearns (derivatives desk)
   Gabelli & Company, Inc. (analyst/portfolio manager)
   Glickenhaus & Company (analyst/portfolio manager)
1971- 1983 - Worked as a sale side analyst for large brokerage firms:
   Lehman Brothers
   Drexel Burham Lambert
   Bear Stearns

PUBLIC BOARDS: Sevcon, Inc. (December 2013-Present)

REFERENCES: Yakov Kogan – CEO – Cleveland Biolabs Inc.
   73 High Street, Buffalo, NY, 14203

Mark Emalfarb – CEO – Dyadic International
   140 Intercoastal Pointe Drive, Suite 404, Jupiter, FL, 33477

Ward Paxton – CEO – Intrusion, Inc.
   1101 Arapaho Road, Richardson, TX, 75081

Jeff Parker – CEO – Parkervision, Inc.
  8493 Baymeadows Way, Jacksonville, FL, 32256

Larry Sills – CEO – Standard Motor Products
  3718 Northern Blvd., Long Island City, NY, 11101

Brad Larson – Former CEO – Meadow Valley Corp.
  Meza, AZ

Randy Fields – CEO – Park City Group
  299 South Main Street, Suite 2370, Salt Lake City, UT, 84111

Exhibit D

February 18, 2014

Ms. Jane W. McCahon
Vice President – Corporate Relations & Corporate Secretary
Telephone and Data Systems, Inc.
30 North LaSalle Street
Suite 4000
Chicago, IL 60602

Re: Director Nomination

Dear Ms. McCahon:

I understand that GAMCO Asset Management Inc. is nominating me for election to the Board of Directors of Telephone and Data Systems, Inc. ("Telephone & Data"). I hereby consent to being named as a nominee in Telephone & Data's proxy statement for its 2014 Annual Meeting of Shareholders, and to serving as a Director if elected.

Sincerely,



Walter Schenker

Walter M. Schenker

Exhibit E

Most recent Schedule 13D amendment, filed on December 5, 2013 (complete filing available on EDGAR)